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                                                                    EXHIBIT 4(L)

                                                   [PACIFIC LIFE LOGO]
                                                   Pacific Life Insurance
                                                   Company
                                                   700 Newport Center Drive
                                                   Newport Beach, CA  92660
                                                   A Stock Company


                     GUARANTEED PROTECTION ADVANTAGE RIDER

This Rider is part of your Contract and should be attached to it.
Notwithstanding any provision of your Contract to the contrary, the provisions of this Rider shall prevail over the provisions of your Contract.

Guaranteed Protection Advantage - You have purchased a Guaranteed Protection Advantage Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined below), if at the end of each Term, the Contract Value is less than the Guaranteed Protection Amount.

This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided: (a) the Age of each Annuitant is 80 or younger on the date of purchase; and (b) the date of purchase is at least ten (10) years prior to your selected Annuity Date. The date of purchase is the Effective Date of the Rider as shown on Page 3.

For the Contract Value to be increased to the Guaranteed Protection Amount, the entire Contract Value must be invested according to an asset allocation program established and maintained by us for this Rider for the entire Term.

For purposes of this Rider, a Term is defined as each ten (10) year period, beginning on the Effective Date of the Rider, and each ten (10) year period thereafter.

Guaranteed Protection Charge - An annual charge (Guaranteed Protection Charge) for expenses related to this Rider will be deducted from your Investment Options on a proportionate basis. The Guaranteed Protection Charge will be deducted, in arrears, on each Contract Anniversary that this Rider remains in effect. The charge is equal to 0.10% multiplied by the Contract Value on the day the charge is deducted. Any portion of the Guaranteed Protection Charge we deduct from any of our fixed rate General Account options will not be greater than the annual interest credited in excess of 3%.

If this Rider is terminated for reasons other than for death or annuitization, the entire Guaranteed Protection Charge for the Contract Year will be deducted from the Contract Value on the effective date of termination.

Guaranteed Protection Amount - The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:

  (a)  is the Contract Value at the start of a Term;
  (b) is a percentage of each subsequent Purchase Payment, as determined from the table below, paid to the Contract during a Term;
  (c) is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.

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
           Contract Year Since                      Percentage of Purchase Payment
        Beginning of Current Term                Added To Guaranteed Protection Amount
        -------------------------                -------------------------------------
             1 through 4........................................ 100%
                       5........................................  90%
                       6........................................  85%
                       7........................................  80%
            8 through 10........................................  75%

For purposes of determining the Contract Value at the start of the initial Term, if this Rider is purchased on the Contract Date, the Contract Value is equal to the initial Purchase Payment. If this Rider is purchased on a Contract Anniversary, the Contract Value is equal to the Contract Value on that Contract Anniversary.

For purposes of determining the Contract Value at the start of any subsequent Term, the Contract Value is equal to the Contract Value on the last day of the then prior Term.

Additional Amount - On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.

If, on the last day of a Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.

We will not apply an additional amount if the Contract Value, on the last day of the Term, is greater than the Guaranteed Protection Amount.

Expiration of Term - We will notify you at least thirty (30) days prior to the end of each Term. On or before the end of the Term, you may elect not to renew this Rider for another Term. You may also elect to renew the terms and conditions of this Rider for another Term, provided: (a) the Age of each Annuitant is 80 or younger at the start of the new Term; and (b) the new Term does not extend beyond the Annuity Date.

If we do not receive an election from you prior to the end of the Term, we will automatically renew this Rider for another Term, subject to conditions (a) and
(b) in the immediately preceding paragraph.

Termination of Rider - Once purchased, this Rider will remain in effect until the earlier of:

  (a)  the end of a Term, unless the Rider renews for another Term;
  (b) the Contract Anniversary immediately following the date any portion of the Contract Value is no longer invested according to an asset allocation program established and maintained by us for this Rider;
  (c) the Contract Anniversary immediately following the date we receive notification from you to terminate this Rider;
  (d) the date a full withdrawal of the amount available for withdrawal is made under the Contract;
  (e) the date of the first death of an Owner or the date of death of the last surviving Annuitant;
  (f) the date the Contract is terminated in accordance with the provisions of the Contract; or
  (g)  the Annuity Date.

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Continuation of Rider if Surviving Spouse Continues Contract - If the Owner dies during a Term and if the Surviving Spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term. Subject to the Expiration of Term provision, the Surviving Spouse may renew the terms of this Rider for another Term, provided: (a) the Surviving Spouse is age 80 or younger at the start of the new Term; and (b) the new Term does not extend beyond the Annuity Date.

Effective Date - This Rider is effective on the date shown below.

Effective Date:    [date]

All other terms and conditions of your Contract remain unchanged.


                         PACIFIC LIFE INSURANCE COMPANY


           /s/  Thomas C. Sutton                       /s/ Audrey L. Milfs

     Chairman and Chief Executive Officer                    Secretary

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